UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31143

CUSIP Number:  368075 10 7

Check One:  | ☒ |  Form 10-K |  |  Form 20-F |  |  Form 11-K | |  Form 10-Q  |  |  Form NSAR

For the period ended: December 31, 2007

|  |  Transition Report on Form 10-K

|  |  Transition Report on Form 20-F

|  |  Transition Report on Form 11-K

|  |  Transition Report on Form 10-Q

|  |  Transition Report on Form NSAR

For the transition period ended:  Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: DCI USA, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 8 Bond Street, Great Neck, NY 11021

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DCI USA, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.	516	887-8200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [☒] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [☒] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DCI USA, INC.
P&L
Preliminary numbers
	Year ended December 31,
	2007	2006
Operating Income:
Revenue	$ -	$ -
Interest income	28,342	160,391
Total income	28,342	160,391

Expenses:
General and administrative expense	262,360	298,287
Interest expense	501,484	239,596
Professional fees	220,270	145,000
Consulting fees	138,256	-
Income taxes	4,646	3,729
Total expenses	1,217,016	686,612

Loss from operations	(1,098,674)	(526,221)

Other expense:
Net loss on investment	130,552	9,112
Total other expense	130,552	9,112

Net loss	$(1,229,226)	$(535,333)

•
Significant increase in Interest Expenses as investments in subsidiaries, done in the end of 2006 and during 2007, were mostly finances by interest bearing notes, debentures & loans from major shareholder.

•	Increase in professional fees mainly increase in attorney's fees due to legal activities in negotiating the contracts related to the investments in the subsidiaries

•	Increase in consulting fees due to increase in compensation payments. Also cost of options to third party in 1st Q (later cancelled)

•	Increase in net loss on investment - an investment that did not exist in 2006

DCI USA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008

By: /s/ Jonathan Rigbi
Name: Jonathan Rigbi Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)